OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MIRANDA AGREES TO JOINT VENTURE TERMS TO

DEVELOP ITS WILLOW CREEK PROJECT, ALASKA

Vancouver, BC, Canada – AUGUST 6, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that it has signed a Letter of Intent (“LOI”) with Gold Torrent, Inc. (“Gold Torrent”) (GTOR:QBB) on its Willow Creek project in Alaska.

The Letter of Intent

The principal terms of the LOI provide that within 15 days of Gold Torrent completing a 60 day due diligence period from the date of signing the LOI, the parties will enter into a joint venture (the “JV”) for the development of the Willow Creek project. The JV agreement will be based on the Rocky Mountain Mineral Law Foundation form of Limited Liability Company agreement known as the Modest Form 5 LLC.

  Miranda will assign the underlying lease and other data, reports and information on the Willow Creek project to the JV;

  Gold Torrent will sole fund the first US$10 million of expenditures on the JV to earn a 70% interest in the JV at which time Miranda will have a 30% interest in the JV;

  Gold Torrent will be entitled to 90% of the cash flow from production at the Willow Creek project until it recovers its US$10 million initial capital investment and thereafter it will be entitled to 70%, with Miranda being entitled to first 10%, and then 30% of the Willow Creek cash flow; and

  Gold Torrent will be manager of the JV and the management committee shall comprise two Gold Torrent nominees and one Miranda nominee.

Gold Torrent plans to develop a small scale-underground mine operation and to bring the currently known mineralization into production, funded by the US$10 million contribution. After adequate access has been developed underground, expansion and exploration drilling will be conducted both during construction and during commercial production. This drilling is expected to expand the known mineralization well beyond the current levels.

Recorded gold production from the Willow Creek District was 667,000 ounces at 1.2 oz Au/t (41.1 g Au/t). Miranda and Gold Torrent believe that potential exists to define additional mineralization similar to historic discoveries with systematic mine and district exploration.

About Gold Torrent

Gold Torrent is an OTC Bulletin Board listed company, established in 2013, led by individuals with extensive experience in public company management, mining and financial sectors:

  Daniel Kunz is a senior mining executive with more than 35 years in mine development and operations including 17 years with Morrison Knudsen Mining and as President and COO Ivanhoe Mines Ltd. with his career emphasis on mine development.

  Ryan Hart is an experienced financial professional and former financial manager for Credit Suisse and UBS, with his career emphasis on venture capital.

  Alexander Kunz is a lawyer with management experience and a technical background in science.

Gold Torrent is further supported by a technical and advisory team with over 150 years of combined mining and exploration experience including work in Alaska and the Yukon. The team includes Pete Parsley, a senior geologist experienced in Alaska and in high-grade gold deposits, and Bruce Thorndycraft, a senior metallurgist with extensive experience in mill design, construction and operation.

Willow Creek Project

As reported on November 21, 2013, Miranda signed a twenty year lease on the Willow Creek project. The project is located 75 mi (121 km) miles north of Anchorage, Alaska and is accessible by well-maintained roads that can be used year round. The Willow Creek Project covers the majority of the Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares).

The Willow Creek mining district is notable as the second largest historic lode gold producer in Alaska. Before 1950, the Willow Creek district alone had produced 5% of Alaska’s lode gold. Recorded gold production between 1911 and 1942 (when L-208 of the War Measures Act closed non-essential mining due to WWII) was 667,000 ounces at a grade of 1.2 oz Au/ton (41.1 g Au/t). Willow Creek gold is reported to be free milling with greater than 80% recovery by gravity alone and recoveries up to 97% reported from gravity and flotation processing.

At Willow Creek, gold is found in low-sulfide mesothermal quartz veins, hosted in a tonalite intrusion associated with an east-west, shallow to moderate north-dipping, shear zone. Both vein and shear-zone material can have significant mineralization. Alteration includes clay selvages and more widely dispersed carbonate alteration. The average thickness of the veins is 5ft (1.52m) but stope widths to 24 ft (7.3 m) are reported. Gold is commonly coarse and often visible in high-grade vein material, associated with banded tellurides and sulfide. Very little gold is tied up in sulfides. The central vein can be traced for over 1.2 mi (2 km) and there are approximately 1.2 mi (2 km) of additional veins reported on the project.

Extensive drilling was done by a previous operator at the historical Coleman Mine, one of the deposits in the Willow Creek project, and Miranda has commissioned an independent initial mineral resource estimate for this mineralized area, that will be compliant with NI 43-101 and is expected to be completed in September 2014. In 2009, this same operator permitted a test mining and bulk-sample milling program on the Coleman deposit and, according to Miranda’s discussion with local agencies, the scope of permitting has not substantially changed. Since the project is on both private and Alaska state lands exploration and exploitation could proceed rapidly.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, Montezuma Mines Inc., and Red Eagle Mining Corporation.

Qualified Person

Data disclosed in this press release have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-738-1877

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.